PALMER & DODGE LLP

111 Huntington Avenue at Prudential Center

Boston, MA 02199-7613

March 2, 2005

By EDGAR and Fax (202) 942-9531

Securities and Exchange Commission

Division of Corporate Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Jennifer Hardy

                    Matt Franker

Re:	Sheffield Steel Corporation
Form S-4/A
File No. 333-121176

Dear Ms. Hardy:

On behalf of Sheffield Steel Corporation (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement on Form S-4, filed on December 10, 2004 and as amended by Amendment No. 1 filed on December 17, 2004, Amendment No. 2 filed on February 8, 2005 and Amendment No. 3 filed on February 23, 2005 (as amended, the “Registration Statement”), and contained in the letter dated March 1, 2005 (the “Comment Letter”), to James Nolan, President and Chief Executive Officer of the Company. To facilitate your review, we have set forth your comment below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Conditions	to the Exchange Offer, page 66

1.	We note your response to comment 7 in our letter dated February 17, 2005. You indicate that a failure to exercise rights under any conditions will not mean that you have waived your right to do so. Please note that you may not implicitly waive an offer condition by failing to assert it. If you decide to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform security holders of the waiver. Please confirm your understanding supplementally.

Response to Comment No. 1:

The Company confirms its understanding that it may not implicitly waive an offer condition by failing to assert it and that if the Company decides to waive a condition, it must expressly announce the decision in a manner reasonably calculated to inform security holders of the waiver.

If you have any questions or comments regarding this filing, please contact me at (617) 239-0789 or if I am not available, Stacie S. Aarestad of this firm at (617) 239-0314.

Very truly yours,

/s/ Matthew J. Gardella

Matthew J. Gardella

MJG/sjs

cc:	James Nolan,
President and Chief Executive Officer, Sheffield Steel Corporation